January 27, 2020

Kunwar Shailubhai, Ph.D., M.B.A
Chief Executive Officer
Tiziana Life Sciences plc
20 Lexington Avenue, Suite 2525
New York, NY 10170

       Re: Tiziana Life Sciences plc
           Registration Statement on Form F-3
           Filed January 22, 2020
           File No. 333-236013

Dear Dr. Shailubhai:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jeffrey J. Fessler, Esq.